Exhibit 99.1

ImmunoPrecise Antibodies Ltd. Announces Voluntary Delisting from TSX Venture Exchange

VICTORIA, British Columbia--(BUSINESS WIRE)--November 22, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA) announces that it has applied and has received approval for a voluntary delisting of its common shares from the TSX Venture Exchange (“TSXV”). Accordingly, it is anticipated that, effective as at the close of trading on Friday, November 25, 2022, IPA’s common shares will no longer be listed and posted for trading on the TSXV.

The delisting from the TSXV will not affect the Company’s listing on the NASDAQ Global Market (the “NASDAQ”). The common shares will continue to trade on the NASDAQ under the symbol “IPA”.

The Company believes that the trading volume of its shares on the TSXV no longer justifies the expenses and administrative efforts required to maintain a dual listing. The Company also believes that delisting from the TSXV will create a central marketplace for its common shares on the NASDAQ, and ultimately benefit the long-term liquidity and shareholder value of the Company.

Following delisting from the TSXV, IPA’s shareholders can trade their common shares through their brokers on NASDAQ. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on NASDAQ, IPA’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the Company's common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade IPA’s shares on the NASDAQ.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements with respect to the timing of the delisting of the common shares from the TSXV, the anticipated benefits of delisting from the TSXV as well as future results, the accessibility of and ability to trade the Company’s common shares on the NASDAQ, and the anticipated continued listing of the Company’s common shares on the NASDAQ. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, regulatory filings may not be filed or approved on a timely basis, or at all; IPA’s common shares may not be delisted from the TSXV on the expected date or at all; trading the Company’s common shares on the NASDAQ may not be as accessible as expected; as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact: investors@ipatherapeutics.com